Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Vical Incorporated for the registration of the shares of its common stock, preferred stock, debt securities, warrants and/or units, with an aggregate initial offering price of up to $100,000,000 and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the financial statements of Vical Incorporated, and the effectiveness of internal control over financial reporting of Vical Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

January 20, 2010